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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.1)*

AXS ONE, INC

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

205631 10 4 (002458 107)

(CUSIP Number)

12/31/06

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205631 10 4
1. Names of Reporting Persons. (i) WILLIAM K. JURIKA, (ii) MICHELLE JURIKA AND (iii) JURIKA FAMILY TRUST 1989 U/A. I.R.S. Identification Nos. of above persons (entities only).
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Citizenship or Place of Organization—UNITED STATES
Number of Shares Beneficially Owned by William K. Jurika
5.         Sole Voting Power---2,480,995—These shares consist of 460,000 shares of Common Stock held by the William K. Jurika, IRA (the “IRA”), 1,920,229 shares of Common Stock held by the Jurika Family Trust, U/A 1989 (the “Trust”) and 100,766 shares issuable upon an immediately exercisable warrant held by the Trust.

6. Shared Voting Power
7.   Sole Dispositive Power— 2,480,995—These shares consist of 460,000 shares of Common Stock held by the IRA, 1,920,229 shares of Common Stock held by the Trust and 100,766 shares issuable upon an immediately exercisable warrant held by the Trust.

8. Shared Dispositive Power
9. Aggregate Amount Beneficially Owned by Reporting Person---2,480,995
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row 7.1%
12.Type of Reporting Person (See Instructions) IN

Number of Shares Beneficially Owned by Michelle Jurika
5.      Sole Voting Power---2,023,695—These shares consist of 2,700 shares Common Stock held by the Michelle Jurika, IRA, 1,920,229 shares  of Common Stock held by the Trust and 100,766 shares issuable upon an immediately exercisable warrant held by the Trust.

6. Shared Voting Power
7.      Sole Dispositive Power— 2,023,695—These shares consist of 2,700 shares Common Stock held by the Michelle Jurika, IRA, 1,920,229 shares of Common Stock held by the Trust and 100,766 shares issuable upon an immediately exercisable warrant held by the Trust.

8. Shared Dispositive Power
9.Aggregate Amount Beneficially Owned by Reporting Person---2,023,695
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.Percent of Class Represented by Amount in Row 5.8%
12.Type of Reporting Person (See Instructions) IN

Number of Shares Beneficially Owned by Jurika Family Trust 1989 U/A	5. Sole Voting Power---2,020,995—These shares consist of 1,920,229 shares of Common Stock held by the Trust and 100,766 shares issuable upon an immediately exercisable warrant held by the Trust.
6. Shared Voting Power
7. Sole Dispositive Power— 2,020,995---These shares consist of 1,920,229 shares of Common Stock held by the Trust and 100,766 shares issuable upon an immediately exercisable warrant held by the Trust.
8. Shared Dispositive Power
9.Aggregate Amount Beneficially Owned by Each Reporting Person---2,020,995
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.Percent of Class Represented by Amount in Row 5.8%
12.Type of Reporting Person (See Instructions) 00

Item 1.

(a)	Name of Issuer

AXS ONE, INC.

(b)	Address of Issuer’s Principal Executive Offices

301 ROUTE 17 NORTH
RUTHERFORD, NJ 07070

Item 2.

(a)	Name of Person Filing

WILLIAM K. JURIKA

(b)	Name of Person Filing

MICHELLE JURIKA

(c)	Name of Person Filing

JURIKA FAMILY TRUST 1989 U/A

(d)	Address of Principal Business Office or, if none, Residence

42 GLEN APLINE ROAD
PIEDMONT, CA 94611

(e)	Citizenship

UNITED STATES (place of organization)

(f)	Title of Class of Securities

COMMON STOCK

(g)	CUSIP Number 205631 10 4 (002458 107)

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank is defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership (WILLIAM JURIKA)

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,480,995 .

(b)	Percent of class: 7.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 2,480,995

(ii)	Shared power to vote or to direct the vote _____________.

(iii)	Sole power to dispose or to direct the disposition of 2,480,995 .

(iv)	Shared power to dispose or to direct the disposition of ___________.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see§ 240.13d3(d)(1).

Item 4.     Ownership (MICHELLE JURIKA)

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,020,995.

(b)	Percent of class: 5.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 2,020,995.

(ii)	Shared power to vote or to direct the vote ______________.

(iii)	Sole power to dispose or to direct the disposition of 2,020,995.

(iv)	Shared power to dispose or to direct the disposition of ________.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see§ 240.13d3(d)(1).

Item 4.    Ownership (JURIKA FAMILY TRUST 1989 U/A)

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,020,995.

(b)	Percent of class: 5.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 2,020,995.

(ii)	Shared power to vote or to direct the vote ______________

(iii)	Sole power to dispose or to direct the disposition of 2,020,995.

(iv)	Shared power to dispose or to direct the disposition of ____________.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see§ 240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

WILLIAM K. JURIKA, MICHELLE JURIKA, & JURIKA FAMILY TRUST, 1989 U/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

(u)	The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2007

/s/ William K. Jurika
William K. Jurika As Attorney-in-fact for and on behalf of himself, Michelle Jurika and the Jurika Family Trust, U/A 1989.

The undersigned parties hereby agree that the Schedule 13G filed herewith (and any amendments thereto) relating to the Common Stock of AXS-One, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Act of 1934, as amended.

Dated August 17, 2007

By:   /s/ William K. Jurika
 William K. Jurika

Dated August 17, 2007

By:  /s/ William K. Jurika
William K. Jurika
As Attorney-in-fact for and on behalf of Michelle Jurika

Dated August 17, 2007

By:  /s/ William K. Jurika
William K. Jurika
as Trustee and Attorney-in-fact for and on behalf of
Jurika Family Trust, U/A 1989

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18.U.S.C.)